Under the Securities Exchange Act of 1934


                            TRADESTAR SERVICES, INC.
                             -----------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   89267T 10 7
                                 --------------
                                 (CUSIP Number)

                              Frederick A. Huttner
                              3451-A Candelaria NE
                          Albuquerque, New Mexico 87107
                                 (505) 872-3133
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 30, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 89267T 10 7                    13D
           -----------


(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Frederick A. Huttner
--------------------------------------------------------------------------------

(2)                                                     Check the Appropriate
                                                        Box if a Member of a
                                                        Group* (a) X (b)

--------------------------------------------------------------------------------

(3)  SEC Use Only

--------------------------------------------------------------------------------

(4) Source of Funds*

          PF
--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          None
--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization

          Colorado
--------------------------------------------------------------------------------
Number of Shares          (7)  Sole Voting Power
Beneficially Owner
by Each Reporting              -0-
Person                         ----------------------------

                          (8) Shared Voting Power

                               3,450,000 Common Shares
                               ----------------------------

                          (9) Sole Dispositive Power

                               -0-
                               ----------------------------

                          (10) Shared Dispositive Power

                               3,450,000 Common Shares
                               ----------------------------

                          (11) Aggregate Amount Beneficially
        `                      Owned by Each Reporting
                               Person
                               3,450,000 Common Shares
                               ----------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11)

          31.5%
--------------------------------------------------------------------------------

(14) Type of Reporting Person

          OO

Item 1. Security and Issuer:

This statement on Schedule 13D relates to the shares of the common stock $0.001 par value (the "Shares") of Tradestar Services, Inc., formerly known as Frontier Staffing, Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive office is: 3451-A Candelaria NE, Albuquerque, New Mexico 87107.

Item 2. Identity and Background

(a) This statement is being filed on behalf of Frederick A. Huttner (the "Reporting Person"). The Reporting Person is taking the action discussed herein.

(b) The business address of the Reporting Person is 3451-A Candelaria NE, Albuquerque, New Mexico 87107.


(c) The Reporting Person is a natural person and a resident of the State of Colorado.

(d) The Reporting Person has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation by it with respect to such laws.

(f)  The Reporting Person is a United States person.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for the activity disclosed herein was a cash purchase of shares from the major shareholder of the Company through two promissory notes.

Item 4. Purpose of Transaction

Mr. Huttner, through two groups controlled by him, purchased a total of 2,500,000 shares of the Company from Mr. Clarence Downs, the Company's President and major shareholder. The two groups are the Huttner 1999 Partnership, Ltd. and the Sanders Huttner Partnership. Mr. Huttner owns a 50% interest in both groups. Mr. Huttner's wife owns 50% of The Huttner 1999 Partnership, Ltd. The Huttner 1999 Partnership, Ltd. previously owned 950,000 shares. The transaction closed on November 30, 2005. Mr. Huttner intends to hold these acquired shares indefinitely in these two groups. There are no current agreements to sell any Shares. Mr. Huttner may purchase additional shares of the Company in the open market from time to time to increase his ownership of the Company, but has no present plans to do so.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Exchange Act Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is the record and beneficial owner of 3,450,000 shares of Common Stock, constituting approximately 31.5% of the shares of Common Stock to be outstanding as of the date upon which all shares have been issued.

(b) The Reporting Person has sole voting power with respect to no shares of Common Stock. The Reporting Person has sole dispositive power with respect to 3,450,000 shares of Common Stock and shared dispositive power with respect to 3,450,000 Shares.

(c) Other than as disclosed above in Item 4, the Reporting Person has not engaged in any transactions with respect to the Common Stock during the past 60 days.

(d) Other than the affiliated groups of the Reporting Person, no other person has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's Shares.

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer

Except as described above in Item 4, the Reporting Person has not entered into any contractual relationships with respect to any securities of the Company.

Item 7. Material to Be Files as Exhibits

None.

                                    Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


       12/05/05                                       /s/ Frederick A. Huttner
         Date                                        ---------------------------
                                                         Frederick A. Huttner